Mail Stop 0406

      December 23, 2004

Steven V. Abramson
Chairman and Chief Operating Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

Re:  	Universal Display
	Form S-3 filed November 24, 2004
      File No. 333-116977


Dear Mr. Abramson:

      We have limited our review of the above captioned registration statement to matters concerning the underlying private placements and selling shareholder disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file an amended Form S-3 that responds to the applicable comments. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We are in review of your request for confidential treatment you filed on November 8, 2004. Any comments we may have will follow promptly. You will need to resolve any such comments before you can be declared effective on the above registrations statement.
2. You are registering resales of shares that have not yet been issued to PPG Industries; however, it appears PPG Industries is not irrevocably bound to purchase all of those shares and seemingly exercises discretion that will affect the number of shares it will acquire. We refer to the fact that PPG will perform future services that will determine the shares received by it.  We also refer to the
fact that PPG has the ability to affect the number of shares it will
receive based upon its expenditures and work estimates as per Articles 10.1 and 10.2 to the Development and License Agreement, for
example. Provide a clear description of this formula. In view of these provisions why do you believe PPG is "irrevocably bound to purchase a set number of securities for a set purchase price" as set forth in Telephone Interpretation 3S to the March 1999 supplement to
the Telephone Interpretations Manual? Provide your analysis of whether the offer and sale associated with the issuance of the shares subject to these provisions was complete when you filed the resale registration statement.
3. When in January 2005 do you plan on issuing the 450,000 shares of
common stock to PPG as nonrefundable initial consideration for services? Please note where the parties are not contractually required to close promptly following the effective date we view the parties as retaining discretion as to material terms of the
proposed
investments and more specifically with respect to the closing dates.
Provide us with your analysis on this point.
4. Also, provide your analysis as to whether the issuance and resales
relating to PPG and Mssrs. Seligsohn are not an integrated
transaction and a part of a single plan of distribution.   If you
believe the issuance transactions were "complete" when you filed the resale registration statement, please tell us why. In addressing this comment, please give consideration to the terms of the transactions referenced in the preceding comments.

Selling Shareholders, page 13
5. It appears that your resale registration statement lacks a materially complete description of the Development and License Agreement (and Amendment thereto) with PPG, the Agreement governing the issuance to Motorola and the Warrant Agreements with Mssrs. Seligsohn and the other remaining selling shareholders. Please note that all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. The context in which the parties entered into the agreements, as well as materially complete descriptions of the terms of those and any other agreements with the selling security holders should be provided in a resale registration statement. For example, please expand your disclosure to describe in both quantitative and qualitative terms, the Series B Convertible Preferred Stock held by Motorola. Also, clarify what you mean when you state that the shares being offered by the "other selling shareholders" are issuable upon the exercise of warrants at exercise prices of between $9.50 and $17.13 per share. The agreements governing the issuances to Motorola and the "other selling shareholders" should be filed as exhibits to your registration statement. Upon reviewing these agreements, we may have further comments.
6. Please identify the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held by each entity in the selling shareholder table. If a listed shareholder is a reporting company under Section 13 or 15(d) of the Exchange Act whose stock is widely held, or is a registered investment company, we will not require this natural person disclosure, but please include an appropriate footnote to this effect. See Item 507 of Regulation
S-K and 4S of the Regulation S-K section of the March 1999 Supplement to the Telephone Interpretations Manual.
7. Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.
Any registered broker-dealer selling shares must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. If any selling shareholders are affiliates of registered broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. We may have further comments, based on your response.
8. We note your disclosure in your "plan of distribution" section that the selling shareholders (other than PPG Industries during the term of the development and license agreement) may engage in short sales of the shares. Please advise whether any of the selling shareholders currently have open short positions Universal Display common stock. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July 1997). Please advise us concerning the steps you have taken to ensure the selling shareholders conform to the requirements of Regulation M in respect to the offering. See Rule 461(b)(7) to the Securities Act of
1933.
Closing

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to Loryn Zerner at (202)
942-
1910.  If you need additional assistance you may contact Mark P.
Shuman, Branch Chief-Legal at (202) 942-1818 or me at (202) 942-
1800.
								Sincerely,


								Barbara C. Jacobs
								Assistant Director




cc:	via facsimile: Justin Chairman, Esq.
	Morgan, Lewis & Bockius LLP
	215-963-2001

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Universal Display Corporation
December 23, 2004
Page 3